December 23, 2015

VIA EDGAR
Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 4720
Washington, DC 20549

Re:    SEC Comment Letter Dated December 22, 2015
Federal Agricultural Mortgage Corporation
Form 10-K for the Year Ended December 31, 2014 Filed March 16, 2015
Form 10-Q for the Quarter Ended September 30, 2015 Filed November 9, 2015
File No. 001-14951

Dear Ms. Sullivan:

I am writing to confirm our telephone discussion earlier today that you have agreed to give the Federal Agricultural Mortgage Corporation (“Farmer Mac”) additional time to respond to the referenced comment letter. Farmer Mac will respond to the comment letter on or before Friday, January 29, 2016.
Please call me at (202) 872-5556 if you have any questions or would like to discuss the timing of Farmer Mac’s response in more detail.

Very truly yours,

Stephen P. Mullery
Senior Vice President – General Counsel

cc:     Timothy Buzby (Chief Executive Officer)
R. Dale Lynch (Chief Financial Officer)
Gregory Ramsey (Controller)
Dennis Brack (Chairman of Audit Committee)